Pricing Sheet No. 2012-MTNDG0215 dated March 29, 2012 relating to
Preliminary Pricing Supplement No. 2012-MTNDG0215 dated March 15, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
                                                                               Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

768,000 Dual Directional Trigger PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund
due March 28, 2014
Trigger Performance Leveraged Upside SecuritiesSM

PRICING TERMS – March 29, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Trigger PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Trigger PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount and could be zero.

Aggregate principal amount:	$7,680,000
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date:	March 29, 2012
Original issue date:	April 3, 2012
Maturity date:	March 28, 2014
Underlying shares:	Shares of the iShares® Dow Jones U.S. Real Estate Index Fund (NYSE Arca Symbol: “IYR”). We refer to the iShares® Dow Jones U.S. Real Estate Index Fund as the fund.
Share underlying index:	Dow Jones U.S. Real Estate IndexSM
Payment at maturity per Trigger PLUS:	■ If the final share price is greater than or equal to the initial share price: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

■ If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10 + ($10 × absolute share return)
In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying shares.

■ If the final share price is less than the trigger price:
$10 × share performance factor
This amount will be less than $8.00 and could be zero. There is no minimum payment at maturity on the Trigger PLUS.
Absolute share return:	The absolute value of the share percent change
Share percent change:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Leveraged upside payment:	$10 × leverage factor × absolute share return
Initial share price:	$61.79, the closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Valuation date:	March 25, 2014, subject to postponement for non-trading days and certain market disruption events
Leverage factor:	150%
Trigger price:	$49.43, 80% of the initial share price
Maximum payment at maturity:	$13.20 per Trigger PLUS (132% of the stated principal amount, equivalent to a return of 32% over the term of the Trigger PLUS)
CUSIP:	17318Q301
ISIN:	US17318Q3011
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement.

Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to issuer
Per Trigger PLUS	$10.000	$0.225	$9.775
Total	$7,680,000.000	$172,800.000	$7,507,200.000

(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Trigger PLUS, is acting as principal and will receive an underwriting fee of $0.225 from Citigroup Funding Inc. for each Trigger PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets Inc. will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.225 for each Trigger PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Trigger PLUS declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related preliminary pricing supplement for more information.

You should read this document together with the preliminary pricing supplement describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement filed on March 15, 2012:  http://www.sec.gov/Archives/edgar/data/831001/000095010312001341/dp29286_424b2.htm
PLUS Product Supplement filed on May 16, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm
Prospectus and Prospectus Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The Trigger PLUS are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representation or warranty, express or limited, to the holders of the Trigger PLUS or any member of the public regarding the advisability of investing in securities generally or in the Trigger PLUS particularly.  BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the Trigger PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.